UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Bluerock ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

919 Third Avenue, Suite 4000
New York, NY 10022

Telephone Number (including area code):

(844) 819-8287

Name and address of agent for service of process:

Jason Emala
919 Third Avenue, Suite 4000
New York, NY 10022

With copies of Notices and Communications to:

Nicole Simon
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000
New York, NY 10017

Joel D. Corriero
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]	NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 12th day of June, 2026.

Bluerock ETF Trust
By:	/s/ Jordan Ruddy Jordan Ruddy President and Trustee

Attest:	/s/ Jason Emala Jason Emala Secretary